Securities Exchange Commission
Via Edgar Electronic Filing System

Re: Silver Key Mining Company Inc, 000-27179

Dear Sir or Madam:

An error in submission accidentally caused the wrong file to be submitted. Please remove the filing with accession number 0001052918-99-000089. The correct filing will be submitted immediately after this Form RW is filed.


Sincerely,


Barbara J. Ray
Filing Agent